Exhibit 1.01

AGILENT TECHNOLOGIES, INC.
Conflict Minerals Report
For The Year Ended December 31, 2014

This Conflict Minerals Report (the “Report”) of Agilent Technologies, Inc. (“Agilent” or “we”) for the year ended December 31, 2014, is designed to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

This Report should be read in conjunction with the definitions contained in the Securities and Exchange Commission instructions to Form SD and related rules. “Conflict minerals” refers to four specific metals regardless of their country of origin or whether they are used to finance or benefit armed conflict: tantalum, tin, tungsten and gold.

Agilent conducted due diligence regarding the source and chain of custody of the necessary conflict minerals in our products. Based on our efforts, we have reason to believe that some of the conflict minerals present in our supply chain may have originated in the Democratic Republic of Congo (“DRC”) or adjoining countries (collectively the “Covered Countries”). We are unable to determine with assurance the origin of the conflict minerals in our products at this time and therefore cannot exclude the possibility that some conflict minerals may have originated in the Covered Countries. For this reason, we are required under the Rule to submit this Report as an exhibit to Agilent’s Form SD.

This report has been prepared by Agilent with the assistance of our third-party vendor, Assent Compliance (“Assent”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Conflict Minerals Policy

We have adopted the following conflict minerals policy. Agilent’s objective is to ensure compliance with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, for all Agilent identified supply chain partners. Currently Agilent’s policy is to work with suppliers who adhere to our environmental expectations and human rights policies. Agilent Technologies Supplier Environmental and Social Responsibility (ESR) Code of Conduct is publicly available on our website.

Description of Reasonable Country of Origin Inquiry (“RCOI”)

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify material sources upstream from our direct suppliers. We rely on our direct material suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us - including sources of conflict minerals that are supplied to them from lower-tier suppliers.

In undertaking its RCOI, Agilent conducted a survey of its strategic and core direct material suppliers, plus additional direct material suppliers who account for 80% of Agilent’s procurement spend for 2014. We maintain this is a reasonable approach as it allowed us to canvas the suppliers who represent the majority of our expenditures in 2014. Agilent provided this list of the 550 identified direct material suppliers to Assent for upload to the Assent Compliance Manager (conflict minerals compliance software tool).

Assent then conducted the supplier survey portion of the RCOI. Assent contacted suppliers electronically and requested that they respond to the questions in the Conflict Free Sourcing Initiative (“CFSI”) Conflict Minerals

Reporting Template (“CMRT”) with respect to their 2014 sales to Agilent. The Assent Compliance Manager enables suppliers to upload completed CMRTs directly and permits Assent and Agilent to track supplier communications, assess risk and manage the survey process generally. Submitted forms are accepted so that data is retained and then classified as valid or invalid. Suppliers are contacted in regards to invalid forms, which contain errors and/or omissions, and are requested to resubmit a valid form. Assent and Agilent Supplier Relationship Managers followed up with non-responsive suppliers.

Due Diligence Process

The due diligence Agilent has undertaken and plans to undertake pursuant to the Rule have been designed to conform, in all material respects, with the framework in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related Supplements for gold, tin, tantalum and tungsten.

Certain of the responses provided by suppliers to the CMRT included the names of facilities listed by the suppliers as smelters or refiners. We do not have a direct relationship with smelters and refiners and do not perform or direct audits of these entities within our supply chain. Assent compared these facilities listed in the responses to the list of smelters maintained by the CFSI, the United States Department of Commerce (“DoC”) and the London Bullion Market Association (“LBMA”) and, if a supplier indicated that, the facility was certified as “Conflict-Free,” the smelter name and CFSI’s Country Identification (“CID”) Number was confirmed against the CFSI’s list.

Based on the smelter lists provided by suppliers via the CMRTs, we are aware that some smelters were sourcing from the Covered Countries and certified conflict-free and other smelters did not disclose their sources at this time but are certified conflict-free smelters. Many suppliers are still unable to provide the smelters or refiners used for materials supplied to us. Many of the responses provided are at the company or division level and indicated an “unknown” status in terms of determining the origin of conflict minerals.

In the Assent Compliance Manager, smelter risk is classified as high, medium and low; this risk rating is generated based on three scoring criteria:

•	Regulated Body: whether the smelter is a member and has an associated regulated body number (such as CFSI’s CID Number).

•	Certification: If the smelter is certified, conflict-free via the CFSI or the LBMA Responsible Gold Programme.

•	Proximity/country of ore production: Covered Country

Additionally in the Assent Compliance Manager, suppliers’ conflict minerals programs are classified as strong or weak based on the responses in the corporate section of the submitted CMRT declaration. These classifications will contribute to supplier relationship analysis and risk mitigation should any compliance issues arise in the future.

We believe that Agilent’s inquiries and investigations represent a reasonable effort to determine the mines or locations of origin of the conflict mineral in our products, including:
(1) Seeking information about conflict minerals smelters and refiners in our supply chain through requesting that our suppliers complete the CMRT,
(2) Verifying those smelters and refiners with the CFSI certified lists,
(3) Conducting the due diligence review, and
(4) Obtaining additional documentation and verification, as applicable.

Agilent has established a management system for conflict minerals compliance. The team overseeing this program includes members of the Legal, Product Regulatory Affairs, Internal Audit, Finance, Quality, and Supply Chain functions. Their efforts are supported by Agilent’s General Counsel, as well as executive-level sponsorship. Senior management is briefed about the results of our due diligence efforts.

We have put into place necessary controls to promote compliance with the Rule. Controls include, but are not limited to, our Standards of Business Conduct, which outlines expected behaviors for all Agilent employees. We also provide multiple mechanisms whereby employees and suppliers can report violations of Agilent’s policies. Further, the Agilent Supplier Code of Conduct Policy directs Agilent suppliers to “take reasonable measures to ensure products, parts, components and materials supplied to Agilent are ‘DRC (Democratic Republic of Congo) conflict-free’.”

 Agilent purchase orders require that the “Supplier shall comply with Agilent’s Supplier Code of Conduct Policy.”

Additionally, Agilent has a defined supplier compliance process for the supply chain. As part of this global process, suppliers receive a written communication regarding Agilent’s supplier compliance requirements (including those relating to conflict minerals). In addition, suppliers on a scheduled basis are required to complete an online verification survey to ensure compliance with Agilent’s supply chain requirements.

Agilent has a policy to retain relevant documentation. Documentation related to conflict minerals will be retained for a period of five years.

Due Diligence Results

The majority of the responses received provided data at a company or division level. We were unable to specify the smelters or refiners used for components supplied to Agilent. We are therefore unable to determine whether the conflict minerals reportedly in use by the suppliers were contained in components or parts supplied to us. Furthermore, suppliers did not always provide smelter lists, or provided incomplete lists as they are dependent on their suppliers for full smelter information. There were many instances where divulged smelters were lacking smelter identification numbers, and therefore we are unable to conclude which smelters or refiners provided the conflict minerals used by our suppliers in products supplied to Agilent.

Greater than 55% of Agilent’s surveyed suppliers responded. Based on these responses, 302 smelters that process conflict minerals have been identified as potentially being in our supply chain. 280 of these are CFSI listed and the balance is DoC listed. Of these, 160 smelters are confirmed conflict-free by CFSI. The breakdown of the 302 smelters by conflict minerals is:

116 gold smelters are potentially in our supply chain; no gold smelters were identified as sourcing from a Covered Country.

46 tungsten smelters are potentially in our supply chain; 2 tungsten smelters were identified as sourcing from a Covered Country and are conflict free based on CFSI published data.

46 tantalum smelters are potentially in our supply chain; 16 tantalum smelters were identified as sourcing from Covered Countries and are conflict-free based on CFSI published data.

94 tin smelters are potentially in our supply chain; 2 tin smelters were identified as sourced from Covered Countries and are conflict-free based on CFSI published data.

Based on the information received from suppliers regarding the smelters and refiners that processed the necessary conflict minerals in our products we do not have sufficient information to definitively conclude the sources and countries of origin.

We will be investigating and implementing opportunities, partnering with our suppliers, to improve Agilent’s conflict mineral due diligence process and mitigate risk that the conflict minerals necessary in our products could benefit armed groups in the Covered Countries.